Exhibit 1

Home

The Children’s Investment Master Fund, a long-term, value-oriented investment fund, and 3G Fund are currently two of CSX’s largest shareholders. In CSX, we see the potential to be the leading railroad in the United States — providing the best service, running the safest network, generating the highest returns, and being able to meet America’s freight transportation needs now and in the future. Instead, in 2007 CSX was average or below average versus peers on nearly every major metric of performance. Despite this, the CSX top executives and board directors were the highest compensated in the industry.

CSX’s legacy dates back to America’s first railroad; it can be America’s best. This is in the interest of CSX employees, customers and shareholders.

We have a simple long-term desire: a stronger CSX.

On April 4, 2008, TCI and 3G filed counterclaims against CSX in New York federal court. Please click here to view TCI’s filing and here to view 3G’s filing.

HOME | CSX PERFORMANCE | LETTERS TO CSX BOARD | CSX IN THE NEWS | WHAT OTHERS ARE SAYING | ABOUT TCI | ABOUT 3G ABOUT OUR BOARD NOMINEES |
PRESS ROOM | SEC FILINGS | CONTACT US PRIVACY POLICY | TERMS OF USE | IMPORTANT NOTICE

Home

The Children’s Investment Master Fund, a long-term, value-oriented investment fund, and 3G Fund are currently two of CSX’s largest shareholders. In CSX, we see the potential to be the leading railroad in the United States — providing the best service, running the safest network, generating the highest returns, and being able to meet America’s freight transportation needs now and in the future. Instead, in 2007 CSX was average or below average versus peers on nearly every major metric of performance.  Despite this, the CSX top executives and board directors were the highest compensated in the industry.

CSX’s legacy dates back to America’s first railroad; it can be America’s best. This is in the interest of CSX employees, customers and shareholders.

We have a simple long-term desire: a stronger CSX.

On April 4, 2008, TCI and 3G filed counterclaims against CSX in New York federal court. Please click here to view TCI’s filing and here to view 3G’s filing.

CSX Performance

CSX lags behind its competitors when measured against critical industry metrics.

All charts: Last 12 Months (LTM) ending December 31, 2007.

Letters to CSX Board

Date	Title
02.07.08	TCI’s Letter to the CSX Board of Directors
10.22.07	TCI’s Letter to the CSX Board of Directors
10.16.07	TCI’s Letter to the CSX Board of Directors

Additional Communications to the Public

Date	Title
11.02.07	Good ideas
10.26.07	May we live in exciting times

CSX In The News

Date	Title
04.05.08	Florida Times-Union

Timothy Gibbons

CSX Facing Suit Over Ethics

04.04.08	Reuters News

Dane Hamilton

Hedge fund TCI charges CSX with wrongdoing in suit

03.22.08	Associated Press

Former Greenbrier president sues Fla.-based CSX over departure

03.06.08	New York Times, DealBook Blog

Andrew Ross Sorkin

A CSX Defender’s Railroad Ties

03.03.08	Traffic World

Carl Icahn Boosts TCI

02.21.08	Bloomberg News

Edward Dufner

CSX Chief Ward Got $16.6 Million in 2007 Compensation

02.19.08	Associated Press

CSX spends $3.2 million in ‘07 to lobby on assorted appropriations bills

02.08.08	Progressive Railroading

TCI to CSX: Bylaw changes a ‘disingenuous effort’ to address shareholders’ interests

01.29.08	Dow Jones Corporate Filings Alert

Nicholas Brulliard

CSX CEO Gets Stock Valued At $16.9M

01.03.08	Reuters News

Nick Carey

CSX pays $350,000 in safety penalties

12.20.07	Financial Times

Robert Wright

TCI aiming to shape CSX board

12.19.07	Bloomberg News

Angela Greiling Keane

CSX Holders TCI Fund, 3G Capital Seek 5 Board Seats

10.17.07	Financial Times

Robert Wright

TCI sets up attack on CSX railroad

10.16.07	New York Times, DealBook Blog

Andrew Ross Sorkin

TCI Urges CSX To Revamp Governance

10.16.07	Associated Press

Investment Fund Seeks Changes at CSX

10.16.07	Bloomberg News

Angela Greiling Keane

CSX Holder TCI Urges Split in Chairman, Chief’s Jobs

What Others Are Saying

Industry analysts and observers are commenting on CSX’s operational and financial performance, as well as TCI’s efforts to elect a five-member slate to CSX’s board of directors

“[TCI] provides additional pressure to produce good results.”

- Tony Hatch, ABH Consulting, statement to Reuters News (April 20, 2008)

“Ward appears mostly concerned with defending his and his team’s recent success at the helm of CSX in order to avoid being replaced, should TCI’s minority slate of Board members emerge victorious from their ongoing proxy fight.”

- John G. Larkin, Stifel Nicolaus (April 11, 2008)

“Due to their proxy fight with activist shareholders over five board seats, we believe that CSX is taking the most aggressive approach of the major rails in terms of raising prices and cutting costs.”

- Thomas Wadewitz, analyst, JP Morgan (March 17, 2008)

“We’ve little doubt the railroad CEO’s dictate and control the agenda for the Boards.”

- Rick Patterson, analyst, UBS (March 6, 2008)

“[TCI is] putting up a slate of nominees — five directors — pretty impressive slate by the way.”

- David Faber, CNBC (February 22, 2008)

“We believe the dissidents will enhance value…There’s absolutely no downside.”

- Carl Icahn, statement to Bloomberg News (February 20, 2008)

“The Group presented an impressive list of Board candidates”

- Edward Wolfe, Bear Stearns (December 20, 2007)

“In the long run, we believe the board nominations could be a positive…The board members include several individuals with solid railroad backgrounds and/or finance expertise.”

- William J. Greene, Morgan Stanley (December 20, 2007)

“...ROIC based on your book values are coming up and looking pretty solid. Where do you think you stand on a replacement cost basis? I’m sure you guys have done the analysis. I’m kind of curious. Is it half that level? Is it, you know, somewhere in between? Higher or lower?”

- Christian Wetherbee, Merrill Lynch, CSX Q3 earnings call (October 17, 2007)

“Chris, what industry looks at their ROIC on a replacement cost basis? I don’t know of any industry that does that.”

- Michael Ward, CSX, CSX Q3 earnings call (October 17, 2007)

“And when you talk about putting in minimum returns, are you talking on a replacement basis? Or are you talking on a book value basis?”

- Ken Hoexter, Merrill Lynch, Union Pacific Q3 earnings call (October 18, 2007)

“...we look internally at replacement costs when we’re looking at how we approach a business segment in terms of the cost numbers.”

- James Young, Union Pacific, Union Pacific Q3 earnings call (October 18, 2007)

“CSX’s service quality and financial returns have lagged competitors’ in recent years.”

- Peter Smith, Morningstar, “Children’s Fund Lectures CSX,” Forbes.com

(October 16, 2007)

“While we think operations have clearly turned the corner and pricing is strong, we’ve been disappointed regarding the magnitude of benefits falling to the bottom line.”

- Rick Paterson, UBS, “CSX Shares Rise on Upgrade,” Associated Press (September 17, 2007)

“Detailed capex forecasts suggest underspending in prior years, which could hinder future returns…In fact, Michael Ward, the company’s CEO, suggested that the company’s irregular capital spending in prior years may be to blame for some of the higher capital expenditures near-term.”

“CSX still has a tremendous opportunity to improve operations, but the company’s guidance does not suggest a step change in productivity.”

“Despite the recent improvement, service and margins still lag NSC, CSX’s closest competitor, by a large margin.”

“CSX is still less productive, with lower service reliability than railroads like NSC and CNI.”

- William Greene, Morgan Stanley (September 7, 2007)

“We think ~6% price increases and mid-single digit year over year gains in average train speeds and terminal dwell should be generating more operating margin improvements than we’ve seen so far. There’s still a lot of fat on this pig.”

- Rick Paterson, UBS (September 6, 2007)

“We walked away [from CSX investor day] without much conviction or visibility of how they will transition from several years of no volume growth to meaningful volume growth in the future.”

“In our view, the combination of a very strong capital spending plan with an unfavorable medium-term volume outlook is not a good recipe for upside for this stock.”

“Capex Spend Remains Strong Despite Lack of Volume Growth. Although volumes have generally been weak in 2005, 2006, and 2007 thus far, CSX has not pulled back on its capital spending plans.”

- Thomas Wadewitz, JPMorgan (September 6, 2007)

“We are hard-pressed to identify structural reasons why CSX could not come very close to achieving a similar operating ratio as NSC, though CSX management is not yet willing to commit to such a target, as NSC’s operating ratio was nearly 700 basis points better than CSX’s in 2006.”

“...we see no reason why initiatives at CSX cannot result in substantially better margins. A failure to achieve such margins over time could suggest it is more an issue of management.”

- William Greene, Morgan Stanley (May 7, 2007)

About TCI

The Children’s Investment Fund Management (UK) LLP (“TCI”) is a London-based asset manager founded in 2003 which manages The Children’s Investment Master Fund. TCI makes long-term investments in companies globally. The management company is authorized and regulated in the United Kingdom by the Financial Services Authority. The vast majority of TCI’s profits go to The Children’s Investment Fund Foundation, a non-profit organization focused on improving the lives of children living in poverty in developing countries.

Investment Philosophy

                TCI aims to bring a long-term, owner-oriented investing philosophy to the public markets. In keeping with and enabling this long-term horizon, TCI only raises capital that investors commit for multi-year periods.

                TCI employs a deep value, fundamentally-driven approach to identify attractive investments.

                TCI’s portfolio is made up of large, concentrated investments based on proprietary research.

                TCI seeks to maintain a constructive, open dialogue with management teams and Boards of the companies in which it invests. However, TCI has taken active roles in certain situations where it feels the Board and management are not acting in the best interests of shareholders.

                The majority of TCI’s investors are American institutional investors, including a number of university endowments.

Shareholder Activism

                TCI has taken an active role in certain situations to promote sound corporate governance and increase shareholder value. TCI has been involved in the following disclosed investments:

                Deutsche Börse. After TCI’s requests to allow shareholders to vote on the proposed acquisition of the London Stock Exchange were ignored, TCI successfully fought for board and subsequently management change. Deutsche Börse has since increased in value almost 400% and TCI continues to be a significant shareholder.

                ABN Amro. After ABN had underperformed for years and failed to provide a clear strategy, TCI called for its break-up, merger or sale. TCI then successfully lobbied for an open process that would generate the best outcome for shareholders. As a result of this process, ABN agreed to be acquired by an RBS-led consortium at a 50% premium to its unaffected share price and at a significant premium to a competing offer.

                Mittal Steel and Arcelor. As a shareholder of both companies, TCI supported Mittal Steel in its unsolicited takeover offer for Arcelor. However, when Mittal Steel subsequently attempted to acquire Arcelor Brasil (one of Arcelor’s subsidiaries) without an appropriate premium, TCI defended the rights of Arcelor Brasil’s minority shareholders, causing Mittal to raise its offer price more than 55%.

Principals Involved in Railroad Investments

Chris Hohn, Founder and Managing Partner

Prior to founding TCI, Mr. Hohn was Portfolio Manager of Perry Capital’s European Fund. Mr. Hohn holds an MBA (high distinction) from Harvard Business School.

Snehal Amin, Founding Partner

Previously, Mr. Amin was a Vice President in Goldman Sachs’ Merchant Banking Division. Mr. Amin holds an MBA from Stanford University.

Rishi Sunak, Partner

Previously, Mr. Sunak was an Analyst in Goldman Sachs’ Merchant Banking Division. Mr. Sunak holds an MBA from Stanford University.

The Children’s Investment Fund Foundation

The Children’s Investment Fund Foundation (CIFF) consists of two separate charitable foundations incorporated in 2002, one in the US and one in the UK. CIFF is an independent, non-profit, philanthropic organization that funds causes to help better the lives of impoverished children in the developing world. Its projects address basic needs like nutrition, education, sanitation and health. CIFF receives the vast majority of TCI’s profits. For more information about CIFF, please visit www.ciff.org.

About 3G

3G Capital, based in New York, manages a private investment fund that invests in global equities, macro and special situations. 3G Capital typically leverages its deep industry and operating expertise in different  sectors to identify attractive, long-duration investment opportunities.

Rail Experience

                * As a partner in GP Investments, Latin America’s largest private equity firm, current 3G Managing Director, Alex Behring, helped establish and build America Latina Logistica (ALL) — a combination of five privately held and former state-owned railroads — into the largest independent logistics company in Latin America

                * 6,500 employees, 13,000 miles of rail track and business in Brazil, Argentina, Chile, Uruguay, Paraguay

                * IPO in 2004; current market capitalization of $6.8 billion

                * In late 2006, completed acquisition of state-owned Brasil Ferrovias, Brazil’s second largest railroad, doubling ALL’s size

                * From 1997 to 2007, ALL management team has:

                                o Reduced accident rates by almost 90%, making ALL one of the world’s safest railroads

                                o Reduced fuel consumption by more than 20%

                                o Doubled capacity

                                o Increased car utilization by 67%

                                o More than tripled employee productivity

                                o Increased consolidated gross revenues by a 27% CAGR and consolidated EBITDA by a 58% CAGR

                                o Increased consolidated EBITDA margin from 6% to 41%

                                o 3G Fund is part of the controlling shareholder group in ALL

Directors Involved in Railroad Investments

Alex Behring, Managing Director

Prior to founding 3G in late 2004, Mr. Behring was a Partner at GP Investments, Latin America’s largest private-equity firm. He served for seven years, from 1998 to the end of 2004, as CEO of América Latina Logística (“ALL”), Latin America’s largest independent railroad and logistics company. He continues to serve on the Management Committee of ALL’s Board. He holds an MBA (high distinction) from Harvard Business School. He is also a locomotive engineer.

Luis Moura, Director

Prior to joining 3G Capital, Mr. Moura worked as a Portfolio Manager and Head of Research for U.S. Equities at JGP, a global macro hedge fund. Prior to joining JGP, Mr. Moura was a corporate finance analyst and later an equities portfolio manager at Pactual Asset Management. Earlier in his career, he was an analyst in Citigroup’s Corporate Finance Group. Mr. Moura holds an MBA from IBMEC, Rio de Janeiro, Brazil.

Daniel Schwartz, Director

Prior to joining 3G Capital, Mr. Schwartz worked for Altair Capital Management, a Stamford, CT based hedge fund.

About Our Board Nominees

Christopher Hohn

Alexandre Behring

Gilbert Lamphere

Timothy O’Toole

Gary Wilson

About Our Board Nominees

Christopher Hohn

Before founding TCI in 2003, Mr. Hohn spent seven years at Perry Capital and was the portfolio manager leading its European investment strategy from 1997 to 2003. Mr. Hohn has previously served on the Board of RIT Capital Partners plc, which is publicly listed on the London Stock Exchange.

Key reasons Mr. Hohn is being nominated and can add value to CSX are:

                * Mr. Hohn has a long and successful track record of fundamental investing and actively maximizing value of public companies, including the Deutsche Börse Group, ABN AMRO, and Euronext N.V.

                * Mr. Hohn has successfully advocated for strong corporate governance and shareholder rights in situations around the world.

                * TCI owns approximately 4.2% of CSX’s outstanding shares.

Mr. Hohn received a B.S. degree in Accounting and Business Economics (1st Class Honors) from Southampton University and an M.B.A. degree (high distinction) from Harvard Business School.

Back

Alexandre Behring

Mr. Behring is the Managing Director of 3G, a private investment firm. Previously, he spent 10 years at GP Investments, Latin America’s largest private-equity firm, including eight years as a Partner and Member of the firm’s Investment Committee. He served for seven years as CEO of America Latina Logistica (ALL), Latin America’s largest independent railroad and logistics company, which operates more than 13,000 miles of track in Brazil and Argentina.  He continues to serve on the Management Committee of ALL’s Board.

Key reasons Mr. Behring is being nominated and can add value to CSX are:

                * Mr. Behring is a unique combination of a large CSX shareholder (3G owns approximately 4.1% of CSX’s outstanding shares) and an experienced, accomplished, hands-on railroad executive.

                * Under his leadership, ALL’s accident rate was reduced by 86%, locomotive productivity increased at a double-digit compound annual growth rate, and its EBITDA margin improved from 6% to 42% through the third quarter 2007. ALL is now one of the most efficient and technologically advanced freight railroads in the world and has also been voted several times by its employees as one of the best companies to work for in Latin America.

                * As a publicly traded company, ALL’s market capitalization of $6.5 billion is over 30 times the amount Mr. Behring and his partners paid for the company 10 years ago.

Mr. Behring received a B.S. degree in Electric Engineering from Pontifícia Universidade Católica and an M.B.A. degree (high distinction) from Harvard Business School. He is also a locomotive engineer.

Back

Gilbert Lamphere

Mr. Lamphere is the Managing Director of Lamphere Capital Management, a private investment firm. Previously, he was a Director of Canadian National Railway, Chairman of Illinois Central Railroad prior to its sale to Canadian National in 1998, and a Director of Florida East Coast Industries (a railroad and real estate company). He also participated in the acquisition, financing, and oversight of MidSouth Rail. Mr. Lamphere has served as a Director of nine other public companies, including Carlyle Industries, Inc., Cleveland-Cliffs Inc., R. P. Scherer Corporation, Global Natural Resources Corporation and Recognition International, Inc. Earlier in his career, Mr. Lamphere was a Vice President of Mergers & Acquisitions at Morgan Stanley.

Key reasons Mr. Lamphere is being nominated and can add value to CSX are:

                * Mr. Lamphere has been Chairman or a director at three of the most successful and efficient railroads in North America.

                * During his tenure on the Boards of Canadian National and Illinois Central, where he worked closely with Hunter Harrison, the Companies’ operating ratios improved from 76% to 64% and from over 90% to 63%, respectively.

                * Mr. Lamphere is deeply knowledgeable of the best practices in railroad operations and a proven value-added railroad board director.

Mr. Lamphere received an A.B. degree in Economics from Princeton University and an M.B.A. degree (high distinction) from Harvard Business School.

Back

About Our Board Nominees

Timothy O’Toole

Mr. O’Toole has over 25 years of railroad industry experience. He is currently the Managing Director of the London Underground, where he is responsible for operating and rebuilding the Tube, the world’s oldest metropolitan railway. Previously, he served as President and Chief Executive Officer of Conrail from 1998 to 2001. During his more than 20 years at Conrail, he served in various senior management roles, including Senior Vice President of Law and Government Affairs, Senior Vice President of Finance and Chief Financial Officer, Vice President and Treasurer, and Vice President and General Counsel.

Key reasons Mr. O’Toole is being nominated and can add value to CSX are:

                * Mr. O’Toole was a prominent figure in the transaction splitting the former Conrail business between CSX and Norfolk Southern, providing him with first-hand knowledge of CSX’s assets and operations.

                * Under his leadership, Conrail achieved record financial results and safety performance. Similarly, under his leadership the London Underground has improved service and safety and moved record numbers of  passengers, all while undergoing an historic rebuilding program.

                * Mr. O’Toole was made an Honorary Commander of the British Empire in recognition of his performance following the terrorist attack on London’s transport system in 2005.

Mr. O’Toole received a B.A. degree in English Literature (Maxima Cum Laude) from LaSalle University, a J.D. degree from the University of Pittsburgh School of Law, and an Honorary Doctor of Humane Letters degree from LaSalle University.

Back

Gary Wilson

Mr. Wilson was a principal investor and Co-Chairman of the Board of Northwest Airlines from 1991 to 1997 and Chairman from 1997 to 2007. From 1985 to 1990, he was Chief Financial Officer and a director of The Walt Disney Company and served on its Board until 2006. Prior to joining Disney, Mr. Wilson served for 11 years in senior executive positions at Marriott Corp., including Executive Vice President and Chief Financial Officer, Head of Corporate Development, and Treasurer. He is a current director of Yahoo! Inc. (NASDAQ: YHOO) and CB Richard Ellis Group Inc. (NYSE: CBG).

Key reasons Mr. Wilson is being nominated and can add value to the CSX Board are:

                * Mr. Wilson has a track record — as an executive, director and investor — of leading major companies through strategic transitions and creating substantial shareholder value. He is also a strong advocate of improved corporate governance in public companies.

                * Mr. Wilson successfully transitioned Marriott from an owner-operator to the more profitable and scaleable business model of a hotel management company.

                * During his tenure as CFO, Disney’s market value increased significantly and Mr. Wilson expanded its hotel and theme park assets while utilizing innovative financing techniques.

                * Mr. Wilson was an investor in and a director of Progress Rail, one of North America’s largest providers of railroad products and services.

Mr. Wilson received a B.A. degree from Duke University and an M.B.A. degree from The Wharton School of the University of Pennsylvania.

Back

Press Room

Date	Title
03.17.08	TCI and 3G Comment on CSX Claims
12.19.07	TCI and 3G Form Group Owning 8.3% of CSX Shares and an Additional 11.8% Economic Interest; Plan to Nominate Minority Board Slate of Five Directors
10.16.07	The Children’s Investment Fund Urges CSX to Take Immediate Action to Improve Corporate Governance and Business Performance

For additional questions, or to schedule an interview contact:

Sard Verbinnen & Co

George Sard, Jonathan Gasthalter, Renee Soto

212-687-8080

info@strongercsx.com

SEC Filings

Date	Title	Form Type
04.15.08	Revised Preliminary Proxy Soliciting Materials, Contested and Otherwise	PRRN 14A
04.07.08	General Statement of Acquisition of Beneficial Ownership (Amended)	SC 13D/A
04.07.08	Additional Definitive Proxy Soliciting Materials	DFAN 14A
04.04.08	Additional Definitive Proxy Soliciting Materials	DFAN 14A
04.04.08	Additional Definitive Proxy Soliciting Materials	DFAN 14A

03.18.08	General Statement of Acquisition of Beneficial Ownership (Amended)	SC 13D/A
03.17.08	Additional Definitive Proxy Soliciting Materials	DFAN 14A
03.10.08	Preliminary Proxy Statements, Contested Solicitations	PREC 14A
02.07.08	Additional Definitive Proxy Soliciting Materials	DFAN 14A
01.25.08	General Statement of Acquisition of Beneficial Ownership (Amended)	SC 13D/A
01.22.08	General Statement of Acquisition of Beneficial Ownership (Amended)	SC 13D/A
12.19.07	General Statement of Acquisition of Beneficial Ownership	SC 13D
12.19.07	Additional Definitive Proxy Soliciting Materials	DFAN 14A

Contact

Sard Verbinnen & Co

George Sard, Jonathan Gasthalter, Renee Soto

212-687-8080

info@strongercsx.com

Florida Times-Union

CSX facing suit over ethics

By Timothy Gibbons

4 April 2008

Among the charges are accusations of insider trading and legal lapses.

A hedge fund accused by Jacksonville-based CSX Corp. of violating security laws during its feud with the company has struck back with a countersuit, accusing the railroad company and its chief executive officer of a variety of legal and ethical lapses, including using insider trading to benefit its leadership.

“CSX Corp. and CEO Michael Ward have committed violations of the federal securities laws through materially false and misleading disclosures,” charges the lawsuit filed Friday by The Children’s Investment Fund, a British hedge fund that is fighting to add members to CSX’s board and change the company’s direction.

The hedge fund’s suit, filed in the U.S. District Court for the Southern District of New York, came in response to a suit the railroad company filed last month against TCI and 3G Capital Partners, another fund that is working closely with TCI. That suit - which TCI called the “latest step in a long series of scorched earth tactical maneuvers” by the company - charged the hedge funds with misrepresenting the size of their stakes in CSX, thereby violating security laws and misleading shareholders.

The countersuit, CSX said in a statement, is an attempt to distract shareholders. TCI’s claims are “without merit,” the statement said.

The charges are the most recent move in a fight stretching back months that has led the British fund and U.S. railroad to be summoned before Congress. TCI, which has a history of winning fights in Europe, is looking to place five candidates on the railroad’s board at its next annual meeting.

The most serious claim in the countersuit is that the company granted stock to employees right before releasing information that caused the stock price to jump.

In May, executives of the company were given stock grants shortly before the company announced an increase in its stock repurchase program and dividend, an increase in capital investment and a rosy financial outlook. By granting the stock before that news - which made the stock price jump 7.4 percent - was announced, the company violated its own policies, TCI said. By not telling investors about the timing of the grants, the fund added, CSX violated securities laws.

Also Friday, TCI denied the allegations made by CSX in a suit that accused the hedge funds of misleading shareholders by being coy about how much of the company they own.

According to filings with the Securities and Exchange Commission, TCI owns 4.41 percent of the company, while 3G owns another 4.27 percent. CSX charges that the funds have had beneficial control over more shares - originally about 7 percent, now about 11 percent - through various financial instruments, but that they hid that information from the SEC and other shareholders.

Because of the lawsuit, CSX pushed its annual meeting back a month. TCI said that suit was filed simply to give the company an excuse to do so.

Reuters News

Hedge fund TCI charges CSX with wrongdoing in suit (Update 1)

By Dane Hamilton

4 April 2008

(Adds CSX comment, background, byline)

The Children’s Investment Fund (TCI), a hedge fund waging a pitched battle to get on the board of CSX Inc <CSX.N>, accused the rail company on Friday of a litany of securities law violations including illegally enriching its directors.

In a counter-claim to an earlier CSX lawsuit filed against TCI, the $15 billion activist hedge fund accused CSX of awarding stock grants last May to senior executives a week before announcing a $1 billion increase in its stock repurchase plan, a dividend increase and optimistic earnings forecasts.

The stock award to Chief Executive Michael Ward and other directors, TCI said, amounts to “spring-loading” — improperly awarding stock or options prior to disclosing information that may boost the share price.

The litigation is part of an escalating legal battle that experts said would likely be resolved before the CSX annual shareholders meeting on June 25. London-based TCI acknowledged in the filing that the two sides had held settlement talks in January, which fell apart.

“Generally these things can get very contentious but ultimately settled when cooler heads prevail,” said James Jalil, securities lawyer with Thompson Hine LLP. “In the end they are very expensive for both sides, and certainly most often shareholder money is better spent on building shareholder value.”

The countersuit by TCI, which formed a shareholder group with 3G Capital Partners holding an 8.3 percent stake and swaps worth an additional 11.8 percent in CSX, is the latest in its spat with the rail company. TCI said its group spent more than $3 billion on its stake of shares and options.

CSX dismissed the TCI suit today as “without merit.”

“CSX believes that TCI has filed counterclaims in an attempt to distract shareholders from the company’s previously filed lawsuit” against the TCI group, it said. It reiterated claims that TCI violated securities laws that would “effectively undermine the integrity of the voting process at the CSX annual meeting.”

On March 17, CSX sued TCI in a New York federal court, alleging it violated securities laws requiring disclosure of its stockholding agreements and intentions in the proxy fight. TCI denied the charges, contending it had made all the required disclosures.

The suits follow TCI’s disclosure last December that it would run a minority slate of five candidates for the CSX board at the June annual meeting, a slate the company opposes.

CSX directors have “gone to extraordinary lengths to entrench themselves in their current positions,” TCI said in the suit filed on Friday in U.S. District Court in the Southern District of New York.

CSX withheld “material facts regarding the Board’s violation of its own insider trading policies, code of ethics and bylaws, while at the same time enriching themselves by setting certain ‘spring-loaded’ stock grants for CSX insiders while in possession of material nonpublic information,” the suit claimed.

CSX shares were trading down $1.31, or 2.2 percent, at $57.35 in late Friday trade on the New York Stock Exchange.

Associated Press

Former Greenbrier president sues Fla.-based CSX over departure

22 March 2008

The former president of The Greenbrier, who resigned after less than a year at the famed resort, has filed a $50 million lawsuit against Florida-based railroad giant CSX Corp., claiming he was forced out of his job for trying to end “fringe benefits” enjoyed by CSX executives.

Paul Ratchford filed the suit Friday against CSX, The Greenbrier’s parent company, claiming that CSX President Michael Ward fired Ratchford after he tried to stop company executives from enjoying free rooms and meals, discounted merchandise and even free medical exams at the resort.

Neither Ratchford nor his lawyer, Barry Bruce of Lewisburg, could be immediately reached for comment Saturday.

CSX dismissed the lawsuit’s allegations as having no merit, spokesman Gary Sease told the Beckley Register-Herald, and plans to defend itself vigorously in court.

Ratchford’s lawsuit claims that CSX executives were benefiting from the lavish comforts available at the four-star resort while, Ratchford claims, The Greenbrier was losing roughly $15 million a year.

The suit alleges that all the supposed freebies enjoyed by CSX executives were also improperly shielded from possible taxation.

“None of such benefits were being attributed as income to said executives, in contravention of West Virginia tax law,” the lawsuit states. “Executives ... were receiving an enormous amount of free benefits for themselves, their families and their friends, all at great expense to The Greenbrier.”

Ratchford had been The Greenbrier’s president for less than a year when the company announced his departure in September 2007, saying he was leaving to “pursue other interests.”

Ratchford quit California’s Ritz-Carlton at Half Moon Bay to oversee The Greenbrier’s revamping, part of a bid to attract a younger generation of luxury travelers and recapture some of the resort’s faded grandeur.

In January 2000, the editors of Mobil Travel Guide stripped away The Greenbrier’s coveted five-star rating, proclaiming the historic hotel no longer stood among the few dozen considered the world’s finest.

Work to regain the fifth star began immediately, surging into overdrive in 2006 with a $50 million renovation effort.

NY Times, DealBook Blog

A CSX Defender’s Railroad Ties

6 March 2008

When it comes to the rail system, it seems to be politics as usual.

Rep. Corrine Brown, a Democrat from Florida, is trying to prevent London-based hedge fund The Children’s Investment Fund from pushing proxy fight to make management changes at CSX, the large rail company.

Ms. Brown, who is chairwoman of the House subcommittee with jurisdiction over the rail industry, held a hearing in Washington on Wednesday to examine foreign control of U.S. rail infrastructure.

Prior to the hearing she said in a statement: “Congress has acted to prevent foreign companies from managing U.S. port operations and owning U.S. airlines because they wanted to protect our countries’ infrastructure from harm. The nation’s freight railroads are just as critical, and if damaged, could cripple the nation if placed in the hands of unknown foreign ownership or short sighted investors.”

Now guess where CSX is based. In Jacksonville, Fla., Rep. Brown’s district.

And care to guess if CSX is a big contributor of Rep. Brown? It is, to the tune of $38,750 since 1989, including $5,000 in the 2008 election cycle, according to the Center for Responsive Politics.

Traffic World

Carl Icahn Boosts TCI

3 March 2008

Days after CSX Transportation gave dissident shareholder TCI the back of its hand in a public rebuke, TCI gained important support as investor Carl Icahn said he was building a big stake in the Eastern U.S. rail giant.

If the dissidents succeed, they could change the makeup of the CSX board at an annual shareholders meeting May 7 by installing their own slate of five minority board members.

Observers say they may also be able to remove Michael Ward as CSX chairman, president and CEO.

“We believe the dissidents will enhance value,” Icahn told Bloomberg News, adding he sees “absolutely no downside” to electing five new directors to represent the activist shareholders.

Icahn also said he held about 12 million-13 million CSX shares as of Feb. 20, after clearing a Federal Trade Commission review to obtain up to an 8.5 percent share.

His Icahn Capital investment fund reported holding 2.92 million shares worth about $128 million as 2007 ended, or less than a 1 percent stake, and the new FTC approval would let Icahn and his companies invest up to $1.6 billion.

All of this followed a Feb. 14 statement in which CSX made public a letter it had sent TCI that day, charging the hedge fund “seeks to undermine the functioning of the CSX board in furtherance of TCI’s own purposes” through a dispute over how to allow special meetings of shareholders.

TCI - a London-based fund named The Children’s Investment Master Fund, as it donates profits to children’s organizations - has struggled with the CSX board and management since at least last spring to try to alter some CSX policies to boost value. CSX rejected the pressure, saying it was already doing plenty to build value.

TCI held about 4.2 percent of CSX shares. It also took large positions in both Union Pacific Railroad and Norfolk Southern Railway; a TCI partner said the fund officials were satisfied with strategies at those railroads after meeting with their executives.

But relations between TCI and CSX officials soured so much the fund called for Ward’s ouster from at least one of his two top jobs.

In December, TCI paired up 3G Capital Partners, which held another 4.1 percent of CSX shares to try to win election of minority directors at the spring annual meeting. That is expected May 7, although a CSX spokesman last week said the meeting date had not been finalized.

Icahn said while he intends to support the dissidents’ slate of new directors, he will not formally ally with the TCI-3G group and will not seek a board seat himself.

Besides his investment activities across a wide range of companies, he already chairs American Railcar Industries. ARI recently took a large position in rival equipment maker Greenbrier and said it wants to discuss a possible combination of those firms.

Meanwhile, other investment funds and others have been buying up CSX stock. Deutsche Bank recently acquired 8.8 percent of total shares, making it the railroad’s largest single investor. Icahn’s 8.5 percent, if he gets it, would rank second.

Bloomberg News

CSX Chief Ward Got $16.6 Million in 2007 Compensation (Update1)

By Edward Dufner

21 February 2008

(Adds breakdown on pay in second paragraph.)

CSX Corp., the U.S. railroad sparring with activist investors over strategy and corporate governance, boosted Chief Executive Officer Michael Ward’s total compensation for last year 20 percent as profit rose 2 percent.

Ward’s total increased to $16.6 million from $13.8 million for 2006. The compensation package included $1 million in salary, $11.4 million in stock awards and $1.08 million in non-equity incentives, according to a U.S. regulatory filing today by the Jacksonville, Florida-based company.

CSX has been challenged to boost rates, take on more debt, increase share buybacks and split Ward’s dual roles as CEO and chairman by shareholders including U.K.-based hedge fund TCI Fund Management LLP.

CSX, the third-largest U.S. railroad, also is battling a freight slump and has been relying on higher rates to offset declining volumes as the domestic economy slows.

The railroad’s shares gained 28 percent during 2007. They fell 33 cents to $50.26 at 4:19 p.m. in New York Stock Exchange composite trading.

Associated Press

CSX spends $3.2 million in ‘07 to lobby on assorted appropriations bills

19 February 2008

CSX Corp. spent $3.2 million in 2007 to lobby on legislation related to rail security, renewable energy and investments.

The railroad operator spent $1.6 million in the second half of 2007 to lobby the House of Representatives and Senate on several appropriations bills, according to a disclosure form posted online Thursday by the Senate’s public records office.

Among other issues, CSX lobbied on bills designed to establish a federal renewable energy portfolio standard for certain utilities, to exclude solid waste disposal from the jurisdiction of the Surface Transportation Board and to create incentives for investments to expand freight rail infrastructure capacity.

The company also lobbied on homeland security legislation, including a bill that would require the Department of Homeland Security to establish a national strategy for rail security.

In addition, the company lobbied Congress and the Department of Transportation on legislation that would require hedge fund advisers to register with securities regulators.

CSX spent $1.6 million in the first six months of 2007 to lobby on many of the same issues.

Lobbyists are required to disclose activities that could influence members of the executive and legislative branches, under a federal law enacted in 1995.

Progressive Railroading.com

TCI to CSX: Bylaw changes a ‘disingenuous effort’ to address shareholders’ interests

8 February 2008

CSX Corp. recently amended its bylaws to enable shareholders to request that the Class I’s board call a special stockholders meeting. A positive step forward in the eyes of the Children’s Investment Fund Management L.L.P. (TCI), a CSX stockholder that’s been critical of the Class I’s management and performance and had requested that bylaw change last year? Not quite.

A “close reading” of the new bylaw provision shows it’s not a shareholder-friendly change but a “disingenuous effort” to appear to be shareholder friendly while preventing shareholders from nominating directors at a special meeting, TCI partner Snehal Amin said in a letter to CSX’s board dated Feb. 7.

“The bylaw amendments say that special meetings may not be called to address issues that were on the agenda at an annual meeting in the past 12 months or will be on the agenda at an annual meeting in the next 90 days,” he wrote. “Since the election of directors is on the agenda at every annual meeting, this means directors can never be proposed at a special meeting. Thus, the new shareholder ‘right’ eviscerates one of the most fundamental reasons a shareholder might want to call a special meeting.”

CSX officials believe the bylaw amendments strike an appropriate balance between giving stockholders the ability to request special meetings, and protecting the company’s resources and shareholders’ interests.

However, TCI officials believe the amendments “validate our concern that CSX’s board and management do not value corporate governance and do not respect its shareholders,” Amin wrote. “As a shareholder, we find this unacceptable — the board is in need of change.”

Late last year, TCI — which owns 17.8 million, or 4.1 percent, of CSX shares — teamed up with 3G Capital Partners Ltd. to form a group owning about 11.8 percent of the Class I’s outstanding shares. The group plans to nominate five directors with railroad experience to CSX’s board at the 2008 annual shareholders meeting.

TCI also plans to propose a bylaw amendment that would permit one or more shareholders that together hold at least 15 percent of all the shares to request a special shareholders meeting to address any issue, including the election of directors. In addition, TCI will seek to repeal all bylaw amendments enacted since Jan. 1, 2008, including the recent amendments, Amin wrote.

“The board does not need to wait for positive change to occur. If the board is truly interested in acting in shareholder interests, we urge you to repeal this restrictive language and adopt the bylaw amendment we have proposed — one that actually gives shareholders real rights, not one that merely appears to,” he wrote.

Dow Jones Corporate Filings Alert

CSX CEO Gets Stock Valued At $16.9M

By Nicholas Brulliard

29 January 2008.

CSX Corp. (CSX) Chairman and Chief Executive Michael J. Ward received common stock valued at about $16.9 million, according to a regulatory filing.

Ward received 372,310 shares valued at $45.45 each under the company’s long-term incentive plan, according to a filing with the Securities and Exchange Commission. Ward also surrendered 133,308 shares to satisfy a tax withholding obligation.

Shares of the Jacksonville, Fla., railroad company rose 5 cents to $47.76 after closing Tuesday at $47.71, up 49 cents.

Reuters News

CSX pays $350,000 in safety penalties

By Nick Carey

3 January 2008

U.S. railroad CSX Corp has paid nearly $350,000 in fines for violating safety regulations and should make a sustained commitment to improve safety on its network, a federal regulator said on Thursday.

The Federal Railroad Administration launched safety inspections across Jacksonville, Florida-based CSX’s network in January 2007 following a series of eight accidents between Nov. 30, 2006 and Jan. 16, 2007.

One of those accidents — in Syracuse, New York, on Dec. 14, 2006 — resulted in the death of a CSX employee. Another accident involved a derailment in Brooks, Kentucky, on Jan. 16 that caused a hazardous material fire.

FRA inspectors recommended that civil penalties be assessed against CSX in response to approximately 200 violations of federal regulations.

Of the 166 violations deemed serious enough for civil penalties, the FRA and CSX have resolved 141 violations with CSX paying fines of $349,265.

The remaining 25 violations are to be settled with CSX at a conference during 2008, the FRA said.

“With FRA encouragement, CSX has made significant strides in the short term to lay new rail, increase its own inspections of track and equipment, and install trackside detection systems in more locations to identify potential problems early,” Federal Railroad Administrator Joseph Boardman said in a statement. “But CSX cannot make this a one-time fix.”

“FRA expects CSX to make a sustained commitment to continuously improve safety for the benefit of its customers, its staff, and the public,” he added.

CSX officials were not immediately available to comment.

In trading on the New York Stock Exchange, CSX was trading down 45 cents at $43.00.

Financial Times

TCI aiming to shape CSX board

By Robert Wright

20 December 2007

The Children’s Investment Fund, the London-based activist investor, is to work with another investor to nominate five new directors to the board of CSX Corporation, in its latest effort to force strategic change at the US railway company.

TCI, which is already CSX’s second-biggest investor, said that together with 3G Group, its new partner, it would own 8.3 per cent of CSX’s shares, as well as derivatives and other securities giving the pair an effective extra 11.8 per cent.

The directors the pair want elected include Chris-topher Hohn, TCI’s founder and managing partner; Alexandre Behring, 3G’s managing director and a former railway executive; and Tim O’Toole, managing director of London Underground.

Mr O’Toole was previously chief executive of Conrail, a US railway set up by the US federal government to rescue bankrupt operators and eventually split up and sold partly to CSX. The other two nominees also have significant railway experience.

TCI has been struggling with CSX over its strategic direction since October, when it published an open letter criticising the corporate governance arrangements and management of CSX, one of the seven large North American Class I railways. CSX is one of only two major railways on the US’s eastern seaboard.

TCI wants the directors to replace five members of the board, which it has criticised as lacking practical railway operating knowledge.

CSX has dismissed TCI’s claims about its governance and performance, saying its governance is stronger than for most large US companies and that it has made industry-beating returns.

Mr Hohn said TCI was nominating the new directors as a step towards its goal of creating a company that would give shareholders the returns they deserved.

CSX had no immediate comment.

Bloomberg News

CSX Holders TCI Fund, 3G Capital Seek 5 Board Seats (Update 5)

By Angela Greiling Keane

19 December 2007

(Adds CSX comment in sixth paragraph.)

Dec. 19 (Bloomberg) — TCI Fund Management LLP, the activist investor pushing CSX Corp. to buy back stock, said it’s teaming with another shareholder to seek five seats on the third-largest U.S. railroad’s 12-member board.

TCI, a London-based hedge fund, is joining with 3G Capital Partners Ltd., and the funds along with two individuals will own 8.3 percent of CSX’s outstanding shares, according to a U.S. regulatory filing today. That would exceed the 8 percent held by Merrill Lynch & Co., CSX’s largest investor, according to Bloomberg data.

The planned proxy battle steps up TCI’s challenge to the Jacksonville, Florida-based railroad. The fund in October said CSX management “does not fully understand the economics of the business” and is “undisciplined about spending.”

TCI has a 4.2 percent stake in CSX and New York-based 3G, a private investment firm, owns about 4.1 percent, the funds said. Members of the investment group “also hold derivative securities providing economic exposure equivalent to an additional 11.8 percent” of CSX stock, they said. Their spokesman, Jonathan Gasthalter, and TCI partner Snehal Amin declined further comment.

CSX fell 33 cents to $43.28 at 12:47 p.m. in New York Stock Exchange composite trading. The company’s shares gained 27 percent this year before today, compared to a 21 percent increase for the Standard & Poor’s 500 Railroads Index.

‘Driven Company’s Successes’

CSX said in a statement that it has a strong, experienced board that “has driven the company’s successes, including nearly tripling the stock price in the past three years, and provided shareholders a return better than the rest of the North American rail industry and 89 percent of all S&P companies.”

The board includes Chief Executive Officer Michael Ward as chairman. TCI in October asked CSX to split those roles, saying such a division is a “best practice in corporate governance.” Ward is the only CSX executive among the directors.

TCI and 3G, working together for the first time, said they will nominate TCI founder Christopher Hohn and 3G managing director Alexandre Behring for two board seats at the next annual meeting. CSX typically holds those meetings in early May.

Behring, previously a partner at GP Investments Ltd., Latin America’s largest private equity firm, didn’t immediately respond to an e-mail seeking comment. He spent seven years as CEO of Brazil’s All America Latina Logistica SA, Latin America’s largest railway operator, the funds said in a statement.

3G, which hadn’t previously disclosed any stake in CSX, bought about 3 million shares of the shares from Oct. 11 to Nov. 8, according to the filing. The holdings disclosed today would make TCI the third-largest shareholder in CSX and 3G the fourth, according to data compiled by Bloomberg.

Other Nominees

The funds said their other director nominees will be Gilbert Lamphere, managing director of Lamphere Capital Management and a former member of Canadian National Railway Co.’s board; Timothy O’Toole, managing director of London Underground Ltd. transit company and a former CEO of U.S. freight railroad Conrail; and Gary Wilson, a former Northwest Airlines Corp. chairman.

“Our goal is a strong CSX that can provide the returns shareholders deserve, the service shippers demand, a safety record communities can count on, and a working environment employees can be proud of,” Hohn said in the statement.

In a Dec. 12 accord included in today’s filing, TCI and 3G agreed not to sell CSX shares without mutual consent, coordinate on any litigation and proposals for corporate-governance changes and split expenses evenly.

TCI, which Hohn founded in 2003, this year successfully pushed for the breakup of ABN Amro Holding NV, the biggest Dutch bank. Last year TCI blocked Deutsche Boerse AG’s move to take over London Stock Exchange Plc.

Financial Times Online

TCI Sets Up Attack on CSX Railroad

By Robert Wright

17 October 2007

One of the largest railroad owners in the US has become the country’s first big target of The Children’s Investment Fund, the activist investor, which has published an open letter demanding change at the company.

Florida-based CSX Corporation, which was due to publish third-quarter results on Tuesday, earns some of the poorest returns of any of the large, so-called Class I railroads amid a surge in traffic that has seen many operators return to earning more than their cost of capital for the first time in decades.

TCI, which holds 4.1 per cent of CSX’s shares, would consider any available option to force change if management failed to respond positively to its demands, a person familiar with the situation said.

The letter demands improved corporate governance, including the splitting of the roles of chairman and chief executive held by Michael Ward, and the appointment of new, independent non-executive directors. The letter says only one of the present non-executives has railroad experience, while several have been on the board as long as 10 years — a period normally regarded as too long to retain independence. It also demands company statutes be changed to let shareholders call special meetings.

The letter questions the company’s investment plans, saying it is spending too much while not keeping costs under control adequately.

TCI says in the letter it holds shares in other US railroads but has not had to launch similar campaigns there because managements have been more co-operative.

CSX on Tuesday said only that it had received the letter and was reviewing it.

The fund has previously tackled ABN Amro, the Dutch Bank, and Deutsche Börse, the stock exchange.

The latest move is another sign of increased investor interest in the railroad sector in the wake of big increases in traffic from ports following booms in trade with China and increased demand for coal.

New York Times, DealBook

TCI Urges CSX to Revamp Governance

16 October 2007

It has taken on Dutch banking giant ABN Amro. Now The Children’s Investment Fund is setting its sights on CSX.

In a letter sent on Tuesday, the British hedge fund, known as TCI, urged the railroad operator to boost its lagging stock by overhauling large swaths of its business. Among the proposed changes are splitting the roles of chairman and chief executive; adding independent directors to the entire board; and forging friendlier relations with shareholders and labor unions.

“We hope you appreciate that it is incumbent on us to raise these issues on behalf of all of the stakeholders of CSX, and as we are guardians of others’ capital and have a duty to act in their best long-term interests, as you do to act in ours, the shareholders,” TCI writes.

TCI began building up its holdings in CSX over the past year and now currently holds about 4.1 percent of the company’s outstanding shares. But it said it has gone public only after being repeatedly rebuffed by CSX’s management.

Over the past year we have repeatedly, but unsuccessfully, attempted to engage in a constructive dialogue with the Board and top management of CSX on concerns we have about the business. Except for a single ‘one-on-one’ meeting with Oscar Munoz, top management and the Board have refused all our offers to meet privately. Over the past few months, CSX has refused even to return our calls or to allow us to attend meetings at CSX with an analyst and other investors.

Instead CSX management has opted to communicate through a paid advertising campaign and an abbreviated investor day. The investor day reaffirmed to us the weakness of the CSX management team and strategy. We conclude this weakness must be made public as our attempts to discuss it privately have consistently been rebuffed. We do so in the interest of TCI investors, as well as CSX employees, customers and shareholders.

The fund acknowledged that it holds stakes in other railroad operators as well, but argued that those companies have been amenable to its suggestions.

Shares in CSX dipped slightly to $42.08 in midmorning trading Tuesday.

If it succeeds, TCI will have collected yet another scalp as it shakes up companies for profit. The hedge fund, run by Christopher Hohn, scuttled a proposed merger between the London Stock Exchange and Deutsche Borse. Most famously, in February it demanded that ABN Amro sell off assets or seek a merger partner. Days later, ABN Amro executives began talking with Barclays.

Last week, ABN Amro agreed to sell itself to a consortium led by the Royal Bank of Scotland for 71.9 billion euros, or $101 million.

(TCI is also known for its unique profit structure: a portion of its returns goes to The Children’s Fund Foundation, a nonprofit that focuses on children’s health and development in Third World countries.)

Associated Press (also appearing on New York Times Online)

Investment Fund Seeks Changes at CSX

16 October 2007

A major CSX Corp. investor asked the railroad operator Tuesday to make changes to improve the company’s performance, saying executives do “not fully understand the economics of the business.”

The Children’s Investment Master Fund, which owns a 4.1 percent stake in CSX, proposed separating the roles of chairman and chief executive officer and adding new directors with railroad experience.

In a letter to the CSX board, it also asked that the company present a plan to improve operations and labor relations.

The fund also wants the Jacksonville-based company to allow shareholders to call special meetings and align management compensation with shareholder interests.

“It is our view that CSX management does not fully understand the economics of the business, is cavalier about potential risks, is undisciplined about spending, is unrealistic about future prospects, is complacent about operational under-performance and unnecessarily adversarial towards labor, shippers and shareholders,” the letter said.

It said it will hold the board “accountable for these failings.”

The fund known as TCI is a London-based asset manager that owns 17.8 million shares of CSX stock. A portion of TCI’s profits goes to The Children’s Investment Fund Foundation, a nonprofit organization focusing on improving the lives of children living in poverty in developing countries.

CSX did not immediately respond to the letter.

“The company has received the letter from TCI and we are reviewing it,” said Garrick Francis, a company spokesman.

It was scheduled to release third-quarter earnings after the bell Tuesday, hoping to rebound after reporting a second-quarter drop of 17 percent from the previous year when the company saw a gain from insurance recoveries related to Hurricane Katrina.

CSX shares rose 53 cents, or 1.3 percent, to $42.95 in afternoon trading Tuesday.

CSX owns companies providing rail, intermodal and rail-to-truck loading services, connecting more than 70 river, ocean and lake ports, as well as more than 200 short line railroads.

Bloomberg News

CSX Holder TCI Urges Split in Chairman, Chief’s Jobs (Update5)

By Angela Greiling Keane

16 October 2007

(Adds union comment in 17th paragraph.)

CSX Corp. should split the roles of chairman and chief executive officer to help stop excessive spending and a “cavalier” approach to risk at the third-largest U.S. railroad, investor TCI Fund Management LLP said.

Dividing the CEO and chairman jobs held by Michael Ward, 57, is a “best practice in corporate governance,” the activist hedge fund said in a letter today. London-based TCI also urged CSX to add directors with more railroad experience.

CSX management “does not fully understand the economics of the business” and is “cavalier about potential risks” and “undisciplined about spending,” TCI wrote. The fund is the third-biggest investor in Jacksonville, Florida-based CSX, with a 4.1 percent stake as of June 30.

The letter ratchets up TCI’s public demands for CSX to boost shareholder returns. TCI’s previous activism includes pressing ABN Amro Holding NV, the biggest Dutch bank, to sell itself to a group led by Royal Bank of Scotland Group Plc.

TCI said CSX executives and directors refused all but one request to meet privately. The fund met with Chief Financial Officer Oscar Munoz in late March.

“We’re not going to comment beyond the letter,” said Jonathan Gasthalter, a New York-based spokesman for TCI, which manages the Children’s Investment Master Fund. TCI said in May it had $12 billion in assets.

Letter Under Review

Railroad spokesman Garrick Francis said he couldn’t comment on the letter’s contents. “The company has received the letter from TCI and we are reviewing it,” Francis said.

CSX rose 35 cents to $42.77 at 3:59 p.m. in New York Stock Exchange composite trading. CSX is scheduled to release its third-quarter earnings after trading today.

“It’s perceived in some circles that these new sources of capital could be a threat,” Tony Hatch, an independent rail analyst based in New York, said yesterday in Washington at a transportation-law conference. “Or are they an opportunity?”

Activism has been a hallmark of TCI, which was founded in 2003 by former Perry Capital manager Christopher Hohn. The fund’s pressure on Amsterdam-based ABN Amro for a sale led to the biggest takeover battle in banking history as Royal Bank of

Scotland outbid Barclays Plc. Shareholders of ABN Amro have until Oct. 31 to tender their shares.

TCI called on CSX’s 13-member board to “refresh” itself with new members with rail management experience. The directors include former U.S. Senator John Breaux, a Louisiana Democrat who is now a senior counsel at the Patton Boggs LLP law firm in Washington.

The fund also asked CSX to “justify” its capital spending plan for 2007 to 2010.

‘Reckless Spending’

“Reckless spending is a short-term strategy, with the dire long-term consequence of less access to capital for CSX and other U.S. railroads,” Hohn and TCI partner Snehal Amin wrote in the letter. “U.S. railroads are in the infancy of a very exciting growth phase; CSX management should not ruin it by undermining shareholder confidence, as they are doing.”

Singling out Ward by name, Hohn and Amin said CSX should tie management compensation to shareholder returns rather than rail operational measures.

Ward received total compensation of $13.8 million last year, trailing only Burlington Northern Santa Fe Corp.’s Matthew Rose among railroad chiefs, according to U.S. regulatory filings. Ward has been chief executive since 2002 and became chairman in 2003.

‘Strained’

CSX also should improve its “strained” relationships with labor and customers as well as with shareholders, TCI said.

The union representing CSX conductors embraced the hedge fund’s requests. The United Transportation Union, which has 11,000 CSX employees among its members, said today the railroad should “dump” its management.

“The hired hands who manage CSX railroad should be given their walking papers,” UTU International President Paul Thompson said in a statement posted on the union’s website.

Hohn and Amin wrote said directors “should also question why Warren Buffett, a legendary investor known for identifying and backing good management teams, has chosen to invest in each of the major U.S. railroads, except CSX.”

Buffett’s Holdings

According to a filing yesterday by Buffett’s Berkshire Hathaway Inc., the Omaha, Nebraska-based investor owned $6.12 billion of shares in Burlington Northern, Union Pacific Corp. and Norfolk Southern Corp. at yesterday’s closing prices. Buffett cut his stakes in Union Pacific and Norfolk Southern in the second quarter and has added to his Burlington Northern holdings.

Buffett’s stake compares with TCI’s $1.24 billion in holdings in CSX, Union Pacific and Norfolk Southern at yesterday’s closing prices. TCI said it has met with executives and Union Pacific and Norfolk Southern.

TCI has been sparring publicly with CSX since a New York transportation conference in May, when Amin urged the railroad to boost dividends, buy back more shares and raise freight rates.

Ward has rejected those demands, saying CSX will increase shareholder returns as that goal fits into the bigger picture of improving railroad service and revenue.

CSX shares added 23 percent this year through yesterday, trailing only Union Pacific, which has gained 28 percent, among U.S. railroads. CSX raised its quarterly dividend by 20 percent in February, to 12 cents a share from 10 cents, and then lifted it to 15 cents in May. The railroad added $1 billion in May to a previously announced $2 billion share-repurchase program.

TCI trailed Deutsche Bank AG and Merrill Lynch & Co. Inc. on the list of CSX’s largest shareholders, according to data compiled by Bloomberg.

Amin, speaking yesterday in at the Washington transportation-law conference, defended his fund’s involvement in the U.S. railroad industry.

“We put pressure on management teams to deliver. The management teams that can deliver welcome that,” Amin said. “The only people whose interests are not aligned are management teams that can’t deliver.”